Exhibit 99.2
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is entered into as of October 3, 2008, by and among Rudolf Gunnerman and Doris Gunnerman (“Gunnerman”), and the entities identified on Schedule A hereto, as buyers (each a “Buyer” and collectively “Buyers”).
     NOW, THEREFORE, for good and valuable consideration, Gunnerman and Buyers agree as follows:
     1. Purchase and Sale. Subject to the terms, conditions and representations in this Agreement, Buyers agree to purchase from Gunnerman and Gunnerman agrees to sell to Buyers in the amounts indicated on Schedule A (each a “Proportionate Amount”) in the aggregate, all rights, title and interest of Gunnerman in and to 5,025,000 shares of $.001 par value restricted common stock (“Common Stock”) of Sulphco, Inc. (the “Company”) (“Purchased Stock”) for the purchase price (“Purchase Price”) described below.
     2. Consideration and Payment of Purchase Price.
          (a) The Purchase Price for the initial 2,512,500 shares of Common Stock to be purchased shall be $2.00 per share of Common Stock and be payable on the initial closing date (“Initial Closing Date”). On or prior to the Initial Closing Date, Gunnerman will deliver all of the Purchased Stock to Grushko & Mittman, P.C. as Escrow Agent, which will be held and released pursuant to the terms of an Escrow Agreement among Gunnerman, Buyers and the Escrow Agent relating to the Purchased Stock. The two million, five hundred twelve thousand, five hundred shares of Purchased Stock will be delivered to the Escrow Agent in the Buyers’ names in their Proportionate Amounts or in Gunnerman’s name with a medallion signature guaranteed stock powers endorsed in blank for each Buyer. If such Purchased Stock is delivered in Gunnerman’s name, the Escrow Agent is instructed to arrange for the Company’s transfer agent to reissue the Purchased Stock in each Buyer’s name in such Buyer’s Proportionate Amount. On or prior to the Initial Closing Date, each Buyer will deliver its Proportionate Amount of $5,025,000 to the Escrow Agent. On the Initial Closing Date, the Escrow Agent will release up to $5,025,000 to Gunnerman and up to 2,512,500 shares of Purchased Stock to the Buyers registered in each Buyer’s name, pursuant to the terms of the Escrow Agreement. The date such funds and shares of Purchased Stock are actually released is the Initial Closing Date.
          (b) The closing of the remaining 2,512,500 shares of Purchased Stock shall be on the fifth business days after the eigth month anniversary of the Initial Closing Date (“Second Closing Date”). The Purchase Price of the remaining 2,512,500 shares of Purchased Stock (“Second Closing Purchase Price”) shall be ninety percent (90%) of the daily volume weighted average price as reported by Bloomberg LP for the principal trading market for the Common Stock (“VWAP”) for the thirty trading days immediately preceding the eigth month anniversary of this Agreement, but not more than $2.70 per share of Purchased Stock. Provided however, that in the event that the Second Closing Purchase Price is determined to be $2.70 or less each Buyer for itself only shall have the option of canceling the purchase of such Buyer’s Proportionate Amount of the remaining 2,512,500 shares of Purchased Stock.

     3. Stock Option Agreements. Gunnerman hereby gives the Buyers the option to purchase an aggregate of 5,025,000 of Common Stock, pursuant to the terms of a stock option agreement substantially in the form annexed hereto as Exhibit A.
     4. Purchase and Sale.
          (a) Effective upon the Initial Closing Date and Second Closing Date (each a “Closing Date”), and subject to and conditioned upon the terms, covenants, limitations, and conditions contained herein, Gunnerman hereby sells, transfers, and assigns to Buyer, and Buyer hereby purchases and accepts from Gunnerman, in each case on and as of each Closing Date, all of Gunnerman’s rights, title and interest, in, to, and under each such Buyer’s Proportionate Share of the Purchased Stock being sold on such Closing Date.
          (b) If Gunnerman receives any dividend or other payments from the Company with respect to the Purchased Stock after the Closing Date, Gunnerman will forward to each Buyer, such Buyer’s allocated portion of such dividends or other payments.
          (c) A Buyer shall not be entitled to purchase any shares of Common Stock on the Second Clsoing Date if the sum of (i) the number of shares of Common Stock beneficially owned by the Buyer and its Affiliates on the Second Closing Date, and (ii) the number of shares of Common Stock purchasable on the Closing Date, would result in beneficial ownership by the Buyer and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company on the Closing Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Each Buyer, for itself only, shall have the authority and obligation to determine whether the restriction contained in this Section 4(c) will limit any purchases hereunder and to the extent that the Buyer determines that the limitation contained in this Section applies, the determination of the amount of shares of Common Stock purchasable by such Buyer hereunder shall be the responsibility and obligation of the such Buyer. Each Buyer for itseld only, may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to Gunnerman. The Buyer may allocate which of the equity of the Company deemed beneficially owned by the Buyer shall be included in the 4.99% amount described above and which shall be allocated to the excess above 4.99%.
     5. Buyer’s Obligations. In connection with the sale and transfer of the Purchased Stock, on or before each Closing Date each Buyer shall deliver to Escrow Agent such Buyer’s Proportionate Amount of the Purchase Price and an executed copy of this Agreement.
     6. Right of First Offer. Until one year after the Second Closing Date, the Buyers shall be given not less than ten business days prior written notice of any proposed sale by Gunnerman of the Company’s Common Stock or options to purchase the Company’s Common Stock. The Buyers who exercise their rights pursuant to this Section 6 shall have the right during the ten business days following receipt of the notice to purchase for cash their proportionate share of such offered Common Stock or rights in accordance with the terms and conditions set forth in the notice of sale. In the event such terms and conditions are modified during the notice period, the Buyers shall be given prompt notice of such modification and shall have the right during the ten business days following the notice of modification to exercise the right to participate in such offering.

     7. Representations and Warranties and Covenants of Gunnerman. Each of Rudolf and Doris Gunnerman hereby represents and warrants and covenants to Buyer as follows:
          (a) Gunnerman is an individual, who is a U.S. citizen.
          (b) Gunnerman has the full power and authority to execute, deliver and perform this Agreement and to enter into and consummate the transactions contemplated by and described in this Agreement. Gunnerman has duly authorized the execution, delivery and performance of this Agreement, has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of Gunnerman, enforceable against Gunnerman in accordance with its terms.
          (c) As of the date of issuance of the Purchased Stock to Gunnerman, the Purchased Stock was validly issued, fully paid and nonassessable.
          (d) Gunnerman is the legal and beneficial owner and holder of the Purchased Stock and Gunnerman has not pledged, assigned or otherwise previously transferred the Purchased Stock. The Purchased Stock is free and clear of any liens, encumbrances, etc. whatsoever.
          (e) Gunnerman has not entered into any agreement or arrangement which would affect their ability to sell the Purchased Stock hereunder.
          (f) The Gunnermans were provided with the opportunity to present this Agreement and related documentation to an attorney for review. They understand that the transaction contemplated by this Agreement is a sophisticated business and financial transaction, and they have the acumen and experience to review this Agreement and related documentation and to enter into the transactions set forth in the Agreement without the aid of counsel. They acknowledge that they have not relied upon the advice, judgment or counsel of attorneys for Buyers and they waive any claims the may have against such counsel arising out of this transaction.
          (g) Gunnerman is responsible for making any filings required to be made by him with all regulatory bodies arising from the transactions contemplated hereby.
          (h) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Gunnerman.
     8. Representations and Warranties of Buyer. Each Buyer for itself only, hereby represents and warrants to Gunnerman:

          (a) Buyer has all requisite power and authority to execute, deliver and perform this Agreement and to enter into and consummate the transactions contemplated by this Agreement. The officer or officers of Buyer who shall execute and deliver this Agreement have been duly authorized to do so by all requisite action on the part of Buyer. Buyer has duly authorized the execution, delivery and performance of this Agreement, has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.
          (b) Buyer has made such examination, review and investigation of the Purchased Stock and the Company, and of any and all facts and circumstances necessary to evaluate the Purchased Stock it has deemed necessary or appropriate. Except for the representations and warranties specifically and expressly made by Gunnerman above (a) Buyer has been and will continue to be solely responsible for Buyer’s own independent investigations as to all aspects of the contemplated transactions; and (b) Buyer has not relied upon any expressed or implied, written or oral, representation, warranty or other statement by or on behalf of Gunnerman concerning the Purchased Stock and the Company, except for such representations and warranties of Gunnerman as are specifically and expressly provided in this Agreement.
          (c) Buyer is acquiring the Purchased Stock without any view either to participate in (other than as described in this Agreement), or to sell the Purchased Stock in connection with any public distribution thereof, and Buyer has no intention of making any distribution of the Purchased Stock in a manner which would violate applicable securities laws; provided, however, that nothing in this Agreement shall restrict or limit in any way Buyer’s ability and right to dispose of all or part of the Purchased Stock in accordance with such laws if at some future time Buyer deems it advisable to do so.
     9. Excluded Information. Each of Gunnerman and the Buyers may have come into possession of non-public information related to the Company that may not be known to the other, and will not be disclosed to the other, which information, may be material to the Company and/or the value of the Purchased Stock (collectively “Excluded Information”). The foregoing notwithstanding, each party hereto has decided to proceed with the transactions described herein and all other agreements among the parties. Each party shall have no liability to the other or its affiliates and each party, on behalf of itself and its affiliates, waives any and all claims it might have against the other or any of its officers, directors, agents, affiliates, partners, managers or members, whether under applicable securities laws or otherwise, with respect to the non-disclosure of the Excluded Information. Each party has not requested and does not want to receive any of the Excluded Information.
     10. Taxes. Each party shall be responsible for the payment of all taxes and charges, including sales and transfer taxes and recording taxes, resulting from or payable in connection with the Agreement for which each party is liable as a matter of law. No party shall have the obligation to pay taxes due by another party.
     11. Further Assurances. Effective upon the date of this Agreement, Gunnerman, and each Buyer each hereby covenant and agree to execute and deliver all such documents and instruments, and to take such further actions as may be reasonably necessary or appropriate, from time to time, to carry out the intent and purpose of this Agreement and to consummate the transactions contemplated hereby.

     12. Miscellaneous.
          (a) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to Gunnerman:	Rudolf Gunnerman and Doris Gunnerman
6601 Windy Hill Way
Reno, NV 89511
Fax: (775) 826-2727
Notice to either Rudolf Gunnerman or Doris Gunnerman shall be deemed notice to both of Rudolf Gunnerman and Doris Gunnerman.

If to Buyers:	To the one or more addresses and telecopier numbers indicated on Schedule A hereto

With a copy to:	Grushko & Mittman, P.C.
551 Fifth Avenue, Suite 1601
New York, NY 10176
Attn: Eliezer Drew, Esq.
Fax: (212) 697-3575
          (b) No Waiver. No delay or omission by either party hereto in exercising any right or power arising from any default by the other party hereto shall be construed as a waiver of such default or as an acquiescence therein, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other right or power arising from any default by the other party hereto. No waiver of any breach of any of the covenants or conditions contained in this Agreement shall be construed to be a waiver of or an acquiescence in or a consent to any previous or subsequent breach of the same or of any other condition or covenant.
          (c) No Third Party Beneficiary. This Agreement is made for the sole benefit of Gunnerman and Buyers and their respective successors and permitted assigns, and no other person or persons shall have any rights or remedies under or by reason of this Agreement or any right to the exercise of any right or power of either party hereto or arising from any default by either party hereto.

          (d) Attorney Fees and Costs. In the event any legal action is undertaken in order to enforce or interpret any provision of this Agreement, the prevailing party in such legal action, as determined by the court, shall be entitled to receive from the other party the prevailing party’s reasonable attorneys’ fees and court costs.
          (e) No Agreement to Third Party. This Agreement shall not be assigned by either party without the written consent of the other parties, which consent may be withheld in such other party’s sole discretion.
          (f) Integration; Entire Agreement. This Agreement and any documents executed in connection herewith or pursuant hereto constitute the entire understanding between the parties hereto with respect to the subject matter hereof, superseding all prior written or oral understandings, and may not be terminated, modified or amended in any way except by a written agreement signed by each of the parties hereto.
          (g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same document. This Agreement may be executed by facsimile signature and delivered by facsimile transmission.
          (h) Legal Effect. If any provision of this Agreement conflicts with applicable law, such provision shall be deemed severed from this Agreement, and the balance of this Agreement shall remain in full force and effect.
          (i) Choice of Law and Venue; Jury Trial Waiver. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to principles of conflicts of law. GUNNERMAN AND BUYER WAIVE ANY RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN, INCLUDING CLAIMS BASED ON CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER COMMON LAW OR STATUTORY BASES. Each party hereby submits to the exclusive jurisdiction of the state and federal courts located in the County of New York, State of New York.
          (j) On the Initial Closing Date Gunnerman, shall pay the Buyers’ legal fees of $10,000 to Grushko & Mittman, P.C., out of the Purchase Price (the “Legal Fees”).
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     IN WITNESS WHEREOF the undersigned have executed this Stock Purchase Agreement as of as of October 3, 2008.
GUNNERMAN

RUDOLF GUNNERMAN	DORIS GUNNERMAN

/s/ Rudolf Gunnerman	/s/ Doris Gunnerman
BUYERS

Iroquois Master Fund, Ltd.	Iroquois Capital Opportunity Fund, LP

/s/ Joshua Silverman By: Joshua Silverman	/s/ Scot Cohen By: Scot Cohen
Its: Authorized Representative	Its: Authorized Representative

Scot Cohen	Ellis International, LP.

/s/ Scot Cohen By: Scot Cohen	/s/ Marten Chopp By: Marten Chopp
Its:	Its: Authorized Representative

Colman Abbe	Merav Abbe Irrevocable Trust

/s/ Colman Abbe By: Colman Abbe	/s/ Colman Abbe By: Colman Abbe
Its:	Its: Trustee

Abbe Berman Foundation Trust	Nancy Abbe Trust

/s/ Colman Abbe By: Colman Abbe	/s/ Colman Abbe By: Colman Abbe
Its: Trustee	Its: Trustee

Richard K. Abbe Custodian for Samantha Abbe	Richard K. Abbe Custodian for Talin Abbe

/s/ Colman Abbe By: Colman Abbe	/s/ Colman Abbe By: Colman Abbe
Its: Custodian	Its: Custodian

Richard K. Abbe Custodian for Bennett Abbe	Joshua Silverman

/s/ Colman Abbe By: Colman Abbe	/s/ Joshua Silverman By: Joshua Silverman
Its: Custodian

Phillip Mirabelli	American Capital Management LLC

/s/ Phillip Mirabelli By: Phillip Mirabelli	/s/ Phillip Mirabelli By: Phillip Mirabelli
Its: Custodian	Its: Authorized Representative

Romano, Ltd	Ralkmaker Associates, Inc

/s/ Moses Kraus By: Moses Kraus	/s/ Jonathan Manela By: Jonathan Manela
Its: Authorized Representative	Its: Authorized Representative

Ari Goldman	Martin Goldman

/s/ Ari Goldman By: Ari Goldman	/s/ Martin Goldman By: Martin Goldman
Its:	Its:

Empire Group, Ltd	Devidas Budrani

/s/ Sanjay Kumar By: Sanjay Kumar	/s/ Devidas Budrani By: Devidas Budrani
Its: Authorized Representative	Its:

Schedule A

		Initial
	Initial	Closing	Second
	Closing	Purchase	Closing
Buyer	Shares	Price	Shares

Iroquois Master Fund Ltd. 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Joshua Silverman	450,000	$900,000	450,000
Iroquois Capital Opportunity Fund LP 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Joshua Silverman	450,000	$900,000	450,000
Scot Cohen 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	350,000	$700,000	350,000
Ellis International LP 20 East Sunrise HWY, Suite 302 Valley Stream NY, 11581 (516) 887-8990 Attn: Jay Spinner	500,000	$1,000,000	500,000
Colman Abbe 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	12,500	$25,000	12,500
Merav Abbe Irrevocable Trust 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	50,000	$100,000	50,000
Abbe Berman Foundation Trust 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	20,000	$40,000	20,000
Nancy Abbe Trust 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	25,000	$50,000	25,000
Richard K. Abbe Custodian for Samantha Abbe 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	10,000	$20,000	10,000
Richard K. Abbe Custodian for Talia Abbe 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	10,000	$20,000	10,000

		Initial
	Initial	Closing	Second
	Closing	Purchase	Closing
Buyer	Shares	Price	Shares

Richard K. Abbe Custodian for Bennett Abbe 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	10,000	$20,000	10,000
Joshua Silverman 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	100,000	$200,000	100,000
Philip Mirabelli 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	25,000	$50,000	25,000
American Capital Management LLC 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Philip Mirabelli	100,000	$200,000	100,000
Romano Ltd. 140, Birmensdorferstrasse Zurich, Switzerland, 8003 Attn: Moses Kraus	100,000	$200,000	100,000
Rainmaker Associates Inc. 37 W 26th St. Suite 407 New York, NY 10010 (212) 689-7518 Attn: Jonathan Manela	50,000	$100,000	50,000
Ari Goldman 20-26 Industrial Ave Fairfield NJ, 07022 (201) 943- 5468	50,000	$100,000	50,000
Martin Goldman 20-26 Industrial Ave Fairfield NJ, 07022 (201) 943- 5468	50,000	$100,000	50,000
Empire Group, Ltd. c/o Primeway SA 7 rue du Rhône 1204 Geneva Switzerland 011 41 22 307 37 24 Attention Sanjay Kumar	50,000	$100,000	50,000
Devidas Budhrani 50 Avenue Road St Johns Wood London, NW8 6HS 011 44207 483 4138	100,000	$200,000	100,000
Total	2,512,500	$5,025,000	2,512,500